

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

July 19, 2007

Mr. Thomas McFall
Chief Financial Officer
O'Reilly Automotive, Inc.
233 South Patterson
Springfield, Missouri 65802

> **Re: O'Reilly Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 0-21318**

Dear Mr. McFall:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Schedule II – Valuation and Qualifying Accounts, page 21

1.   Please revise this schedule to include the activity in your sales allowances, amounts receivable from vendor reserve and your notes receivable reserve, if any. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.

Exhibit 13.1 - Portions of the 2006 Annual Report to Shareholders

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies and Estimates, page 30

2.   Please revise the discussion of your critical accounting policies to include the following:

*   The specific assumptions and uncertainties underlying your estimates. Explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. Please provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. We generally find that disclosures including both sensitivity analyses and discussions of historical experience in making the critical estimates are effective in meeting this management's discussion and analysis objective. Please refer to the guidance in FRC Section 501.14 if you require further clarification; and

*   Please also revise to disclose the estimates, assumptions, and uncertainties related to your accounting for inventory obsolescence and shrink, or tell us why you believe such disclosure is not necessary.

    Please include your proposed revisions with your response.

Results of Operations, page 31

2006 Compared to 2005, page 32

3.   Please revise your discussion for the following:

- When you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, you state that sales increased in 2006 "primarily due to 170 net additional stores opening during 2006, a full year of sales for stores opened throughout 2005 and a 3.3% increase in same-store sales for stores open at least one year." You further state that "increased sales achieved by existing stores are a result of our offering broader selection of products, increased promotional and advertising efforts, continued improvement in merchandising and store layouts, compensation programs for store team members and continued focus on serving professional installers." You also discuss factors that negatively impacted sales, such as constraints on customer's discretionary income. For each item identified, please quantity the amount each change contributed to, or deducted from, the overall change in sales. Additionally, please expand your discussion of each of the significant changes in financial statement line items to indicate whether these changes represent trends expected to continue in the future;

- Where you identify intermediate causes of changes in net sales, please expand your discussion to describe the reasons underlying the intermediate causes. For example, where you indicate that gross profit as a percentage of sales increased as a result of improvements in product mix and product acquisition costs, please expand your discussion to describe how you achieved improvements in product mix and products acquisition costs; and

- For line items presented as "net" please include a discussion of all major components within that line item that contributed to material changes. For example, we note that you include not only interest expense, but also interest income and other within your other expense, net line item, yet you attribute the entire change to interest expense only.

   Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350. Please provide examples of your proposed revisions with your response.

Financial Statements

General

4.   You state on page 6 that that you entered into various programs and arrangements with certain vendors including "pay-on-scan arrangements." Please tell us the nature and general terms of pay-on-scan arrangements and tell us how you account for them. If you are not obligated to pay for merchandise until sold, please confirm that you account for such merchandise as consignment inventory. Otherwise, please explain.

5.   Please tell us the basis for your conclusion that you have only one reporting segment under the guidance in SFAS 131. Tell us whether you have concluded that you have one operating segment under paragraph 10 of SFAS 131 or whether you have aggregated multiple operating segments based on criteria in paragraph 17 of SFAS 131. Please specifically address why you do not believe your retail sales to DIY customers, commercial sales to professional installers and wholesale sales to other retailers (jobber sales) constitute separate reporting segments. Please include in your response supporting data including, but not limited to, sales and margins for each of these categories.

Consolidated Balance Sheets, page 43

6.   Please present goodwill as a separate line item on your balance sheet in accordance with paragraph 43 of SFAS 142. To the extent you have changes to the carrying value of goodwill, please disclose those changes. Refer to paragraph 45.c of SFAS 142.

Notes to Consolidated Financial Statements, page 48

Note 1 – Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 48

7.   Please tell us why wholesale sales to other retailers (jobber sales) are recorded upon shipment of merchandise, while sales to professional installers (commercial sales) are recorded upon delivery of merchandise.

Amounts Receivable from Vendors, page 49

8.   Please explain the circumstances that result in a need to establish a reserve for uncollected amounts receivable from vendors. Also, please disclose the amount of the reserve. Refer to Rule 5-02.4 of Regulation S-X.

Property and Equipment, page 49

9.   Please disclose the estimated useful lives of property and equipment to conform to the categories you present on your balance sheet. Refer to Rule 5-02.13 of Regulation S-X.

Notes Receivable, page 50

10.   Please explain the circumstances that give rise to your notes receivable from vendors. Tell us how much of the total are due from vendors. Also, tell us whether any reserves have been recorded for estimates of uncollectible amounts of your total notes receivable.

Exhibit 23.1 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, page 66

11.   In future filings, please have your auditors present their opinion on Schedule II – Valuation and Qualifying Accounts separately from their consent.

Exhibits 31.1 and 31.2, page 67

12.   Please revise your future filings so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K.   Specifically, please revise paragraph three to remove your reference to the "annual report" and refer only to the "report." Additionally, please ensure that you also correct your certifications in your Form 10-Q to refer to the "report" instead of "quarterly report."

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 551-3323 or Staff Accountant Scott Ruggiero at (202) 551-3331. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Branch Chief